Filed by Apollo Strategic Growth Capital

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Subject Company: Apollo Strategic Growth Capital

File No.: 001-39576

Date: May 17, 2022

On May 17, 2022, GBT JerseyCo Limited (“Amex GBT”) issued the following press release regarding its financial results for the first quarter of 2022.

American Express Global Business Travel Reports Q1 2022 Financial Results And Raises Guidance

NEW YORK – May 17, 2022 – GBT JerseyCo Limited (“American Express Global Business Travel”, “Amex GBT” or the “Company”) today announced financial results for the quarter ended March 31, 2022.

Q1 2022 Highlights

Revenue and Earnings Trending Above Full Year Forecast

•	First quarter 2022 revenue increased 179% to $350 million, net loss totaled ($91) million and Adjusted EBITDA[1] was ($28) million.

•	Transaction recovery versus pro forma[2] 2019 was 46% and revenue recovery versus pro forma[2] 2019 was 50%.

•	Adjusted EBITDA[1] fall-through[3] on incremental revenue recovery in line with expectations needed to deliver 2023 forecast.

•	Raised full year 2022 revenue guidance by $150 million to $1.75 billion and Adjusted EBITDA guidance by $68 million – $78 million to a range of $75 million – $85 million.

Travel Recovery Has Strong Momentum

•	Transaction recovery in the last three weeks of April 2022[4] reached 72% of 2019 pro forma levels[2] and increased 11 points versus the last week of March 2022.

•	Strong momentum in business travel recovery trends reflect companies returning to travel and reductions in international travel restrictions.

A Significant Runway for Growth

•	Pro forma new wins value over the last 12 months through the end of April 2022 increased to $3.9 billion, which represents 10% of 2019 pro forma TTV[2].

•	SME transaction recovery in the last three weeks of April 2022[4] reached 80% of 2019 pro forma[2] levels, driven by stronger recovery and new wins momentum.

•	New wins year to date include Honda Motors Europe, Novum, Raytheon Technologies and Ferraro Group.

•	Customer retention rate over the last 12 months through the end of April 2022 remained strong at 95%.

On Track to Deliver Egencia Synergies & Cost Savings

•	Two levers for significant margin expansion: $109 million in total Egencia synergies and $235 million of permanent cost savings.

•	On track to exceed the $25 million of Egencia synergies expected in full year 2022.

Paul Abbott, Amex GBT Chief Executive Officer, stated “We believe we have reached a pivotal moment in the business travel recovery, with transactions reaching 72% of 2019 pro forma levels in the last three weeks of April 2022. With the strong momentum in business travel recovery, new wins and our commitment to providing unrivalled value, choice and experiences to our customers, we are confident we are very well positioned for our next phase of growth.”

1 Adjusted EBITDA is a non-GAAP financial measure. Please refer to the section below titled “Non-GAAP Financial Measures” for more information.

2 Pro forma assumes Egencia, Ovation and DER acquisitions completed on January 1, 2019, presented with a constant currency adjustment.

3 Adjusted EBITDA fall-through refers to incremental Adjusted EBITDA divided by incremental revenue.

4 Average transaction recovery over the last three weeks of April 2022 normalizes for Easter timing impact.

First Quarter 2022 Financial Summary

	Three Months Ended
	March 31,		%
(in millions, except percentages; unaudited)	2022	2021	B/(W)
Total Transaction Value (TTV)	$4,155	$749	454%
Transaction Growth (Decline)	382%	(82)%
Revenue	$350	$126	179%
Travel Revenue	$256	$62	318%
Product & Professional Services Revenue	$94	$64	45%
Total operating expense	$446	$255	(75)%
Net loss	$(91)	$(114)	NM
Net cash used in operating activities	$(154)	$(114)	NM
EBITDA[5]	$(53)	$(91)	NM
Adjusted EBITDA[1]	$(28)	$(90)	NM
Adjusted Operating Expenses[6]	$377	$215	(77)%
Free Cash Flow [7]	$(175)	$(123)	NM

NM = percentages are not meaningful

First Quarter 2022 Financial Highlights

Results for the first quarter ended March 31, 2022 include Egencia, which was acquired on November 1, 2021.

Revenue increased $224 million, or 179%, versus the same period in 2021. Within this, Travel Revenue increased $194 million, or 318%, primarily due to Transactions Growth of 382% driven by inclusion of Egencia’s transactions following its acquisition in November 2021 and the recovery in travel from the COVID-19 pandemic, partially offset by lower yield. Product and Professional Services Revenue increased $30 million, or 45%, primarily due to increased management fees and meetings and events revenue as relaxed COVID-19 restrictions drove increased business meetings. Pro forma for the acquisition of Egencia, total first quarter 2022 revenue increased 132% from the first quarter of 2021.

Total operating expense increased $191 million, or 75%, primarily due to inclusion of Egencia’s operating costs following its acquisition in November 2021, increased cost of revenue to support the rise in the volume of transactions, increased technology and content investments, higher sales and marketing investments and higher general and administrative costs (including increased integration and long-term incentive plan costs).

Net loss improved $23 million, primarily due to decrease in operating loss partially offset by higher interest expense.

Adjusted EBITDA1 improved $62 million, primarily due to revenue growth partially offset by increased Adjusted Operating Expenses. Pro forma for the acquisition of Egencia, Adjusted EBITDA improved by $129 million compared to the year ago period.

Adjusted Operating Expenses6 increased $162 million, or 77%, primarily due to inclusion of Egencia’s operating expenses following its acquisition in November 2021, increased costs of revenue to support the rise in the volume of transactions, increased technology and content investments, higher sales and marketing investments and higher general and administrative costs.

5 EBITDA is a non-GAAP financial measure. Please refer to the section below titled “Non-GAAP Financial Measures” for more information.

6 Adjusted Operating Expenses is a non-GAAP financial measure. Please refer to the section below titled “Non-GAAP Financial Measures” for more information.

7 Free Cash Flow is a non-GAAP financial measure. Please refer to the section below titled “Non-GAAP Financial Measures” for more information.

Net cash used in operating activities increased $40 million, primarily due to cash utilized in working capital investments as business recovery continued, partially offset by reduction in operating loss.

Free Cash Flow7 decreased $52 million, primarily due to increase in net cash used in operating activities and increased cash outflow for purchase of property and equipment.

Net Debt8: Total debt was $1,023 million as of March 31, 2022 and December 31, 2021. As of March 31, 2022, Net Debt was $694 million compared to Net Debt of $507 million as of December 31, 2021. The increase in Net Debt was driven by $187 million decreased cash and cash equivalent balance as of March 31, 2022 compared to December 31, 2021.

2022 Guidance and 2023 Forecast

“We continue to see strong momentum in the business travel recovery. We are gaining share with strong new wins performance and continued momentum with SME customers. We remain on track to deliver significant Egencia synergies and permanent cost reductions. Combined, this gives us confidence to raise our full year 2022 guidance and gives us further confidence we are on track to meet our 2023 forecast,” said Martine Gerow, Amex GBT Chief Financial Officer.

	2022 Guidance	Vs. Previous 2022 Guidance	2023 Forecast
Revenue	~ $1.75B	+$150M	$2.4B
% of Pro Forma 2019 Revenue	~ 63%	+5pts	86%
Adjusted EBITDA	$75M – $85M	+ $68M – $78M	$527M
Adjusted EBITDA Margin [9]	4% – 5%	+ 4pts – 5pts	22%

The change in 2022 Guidance, as compared to previous 2022 Guidance disclosed in the Registration Statement with respect to the business combination (the “Business Combination”) with Apollo Strategic Growth Capital (“APSG”), is driven primarily by an increase in expectations for revenue recovery due to improved transaction recovery, which reached 72% of 2019 pro forma levels2 in the last three weeks of April 20224.

The Company’s 2022 guidance and 2023 forecast were developed by Amex GBT’s management and considered various material assumptions. Because the revised guidance is forward-looking and reflects numerous estimates and assumptions with respect to future industry performance under various industry scenarios as well as assumptions for competition, general business, economic, market and financial conditions and matters specific to the business of Amex GBT, all of which are difficult to predict and many of which are beyond the control of Amex GBT, actual results may differ materially from the guidance due to a number of factors, including the ultimate inaccuracy of any of the assumptions described and above and those discussed in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Registration Statement.

Business Combination Transaction with Apollo Strategic Growth Capital

The Business Combination Agreement was signed with APSG on December 2, 2021 and is expected to provide up to $817 million of cash, subject to APSG share redemptions. The PIPE process was well received, upsized and oversubscribed. An amount of $335 million in PIPE subscriptions were allocated, versus an initial target for $200 million, including sizable investments by strategic investors Zoom and Sabre. The December 2021 new term loan facility provided an incremental $400 million of financing, including undrawn delayed draw term loan commitments of $200 million, which may be used to backstop potential redemptions or for other general corporate purposes. On May 19, 2022, the Company intends to borrow $100 million of the undrawn amount.

8 Net Debt is a non-GAAP financial measure. Please refer to the section below titled “Non-GAAP Financial Measures” for more information.

9 Adjusted EBITDA Margin is a non-GAAP financial measure. Please refer to the section below titled “Non-GAAP Financial Measures” for more information.

The Registration Statement was declared effective on May 4, 2022. APSG has set May 25, 2022 as the date for its extraordinary general meeting to approve the Business Combination and related proposals. The Business Combination is expected to close on or about May 27, 2022. Upon closing, APSG will be renamed Global Business Travel Group, Inc. and trade on the New York Stock Exchange under the ticker symbol “GBTG” beginning on or about May 31, 2022.

Webcast Information

American Express Global Business Travel has posted a pre-recorded first quarter 2022 investor conference call and related presentation materials on the Amex GBT Investor Relations website at investors.amexglobalbusinesstravel.com.

Glossary of Terms

See the "Glossary of Terms" for the definitions of certain terms used within this press release.

Non-GAAP Financial Measures

The Company refers to certain financial measures that are not recognized under U.S. generally accepted accounting principles ("GAAP") in this press release, including EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Expenses, Free Cash Flow and Net Debt. See “Non-GAAP Financial Measures” below for an explanation of these non-GAAP measures and “Tabular Reconciliations for Non-GAAP Financial Measures” below for reconciliations of the non-GAAP financial measures to the comparable GAAP measures.

About American Express Global Business Travel

American Express Global Business Travel is the world’s leading B2B marketplace in travel, providing software and services to manage travel, expenses, and meetings & events for companies of all sizes. We have built the most valuable marketplace in B2B travel to deliver unrivalled choice, value and experiences. With travel professionals in more than 140 countries, our customers and travelers enjoy the powerful backing of American Express Global Business Travel.

Visit amexglobalbusinesstravel.com for more information about Amex GBT. Follow @amexgbt on Twitter, LinkedIn and Instagram.

Contacts

Media:

Martin Ferguson

Vice President Global Communications and Public Affairs, American Express Global Business Travel

martin.ferguson@amexgbt.com

Investors:

Barry Sievert

Vice President Investor Relations, American Express Global Business Travel

investor@amexgbt.com

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions, unaudited)

	Three Months Ended March 31,
	2022	2021
Revenue	$350	$126
Total operating expenses	(446)	(255)
Interest expense	(19)	(11)
Other income, net	—	5
Loss before income taxes and share of losses from equity method investments	(115)	(135)
Benefit from income taxes	25	22
Share of losses from equity method investments	(1)	(1)
Net loss	$(91)	$(114)

CONDENSED CONSOLIDATED BALANCE SHEETS DATA

(in millions, unaudited)

	As of March 31,	As of December 31,
	2022	2021
Cash and cash equivalents	$329	$516
Working capital, excluding current portion of long-term debt	245	334
Total assets	3,736	3,771
Total debt, net of unamortized debt discount and unamortized debt issuance costs	1,023	1,023
Total liabilities	2,337	2,277
Preferred shares	165	160
Total shareholders' equity	1,234	1,334

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS DATA

(in millions, unaudited)

	Three Months Ended March 31,
	2022	2021
Net cash used in operating activities	$(154)	$(114)
Net cash used in investing activities	(21)	(62)
Net cash (used in) from financing activities	(7)	89
Effect of exchange rates changes on cash, cash equivalents and restricted cash	(3)	(3)
Net decrease in cash, cash equivalents and restricted cash	(185)	(90)
Cash, cash equivalents and restricted cash, beginning of period	525	593
Cash, cash equivalents and restricted cash, end of period	$340	$503

Glossary of Terms

Business Combination refers to the proposed business combination between Apollo Strategic Growth Capital and Amex GBT.

“B2B” refers to business-to-business.

Customer Retention Rate is based on Total Transaction Value (TTV) and includes Egencia.

“PIPE” refers to Private Investment in Public Equity.

Pro Forma New Wins Value refers to expected annual average value over the contract term from new client wins based on 2019 spend and includes Egencia for the full year 2021.

Registration Statement refers to the Registration Statement filed by Apollo Strategic Growth Capital (No. 333-261820), which was declared effective by the SEC on May 4, 2022.

SME refers to clients Amex GBT considers small-to-medium-sized enterprises, which Amex GBT generally defines as having an expected annual spend on air travel of less than $20 million. This criterion can vary by country and client needs.

Total Transaction Value (“TTV”) refers to the sum of the total price paid by travelers for air, hotel, rail, car rental and cruise bookings, including taxes and other charges applied by suppliers at point of sale, less cancellations and refunds.

Transaction Growth (Decline) represents year-over-year growth or decline as a percentage of the total number of transactions, including air, hotel, car rental, rail or other travel-related transactions, recorded at the time of booking and is calculated on a gross basis to include cancellations, refunds and exchanges. To calculate year-over-year growth or decline, Amex GBT compares the total number of transactions in the comparative previous period/year to the total number of transactions in the current period/year in percentage terms.

Non-GAAP Financial Measures

We report our financial results in accordance with GAAP. Our non-GAAP financial measures are provided in addition to, and should not be considered as an alternative to, other performance or liquidity measure derived in accordance with GAAP. Non-GAAP financial measures have limitations as analytical tools, and you should not consider them either in isolation or as a substitute for analyzing our results as reported under GAAP. In addition, because not all companies use identical calculations, the presentations of our non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and can differ significantly from company to company.

Management believes that these non-GAAP financial measures provide users of our financial information with useful supplemental information that enables a better comparison of our performance or liquidity across periods. In addition, we use certain of these non-GAAP financial measures as performance measures as they are important metrics used by management to evaluate and understand the underlying operations and business trends, forecast future results and determine future capital investment locations. We also use certain of our non-GAAP financial measures as indicators of our ability to generate cash to meet our liquidity needs and to assist our management in evaluating our financial flexibility, capital structure and leverage. These non-GAAP financial measures supplement comparable GAAP measures in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, and/or to compare our performance and liquidity against that of other peer companies using similar measures.

We define EBITDA as net (loss) income before interest income, interest expense, benefit from (provision for) income taxes and depreciation and amortization.

We define Adjusted EBITDA as net loss before interest income, interest expense, benefit from (provision for) income taxes and depreciation and amortization excluding costs that management believes are non-core to the underlying business of the Company, consisting of restructuring charges, integration costs, costs related to mergers and acquisitions, non-cash equity-based compensation, long-term incentive plan costs, certain corporate costs, foreign currency gains (losses) and non-service components of net periodic pension benefit (costs).

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue.

We define Adjusted Operating Expenses as total operating expenses excluding depreciation and amortization and costs that management believes are non-core to the underlying business of the Company, consisting of restructuring costs, integration costs, costs related to mergers and acquisitions, separation costs, non-cash equity-based compensation, long-term incentive plan costs and certain corporate costs.

EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Operating Expenses are supplemental non-GAAP financial measures of operating performance that do not represent and should not be considered as alternatives to net (loss) income or total operating expenses, as determined under GAAP. In addition, these measures may not be comparable to similarly titled measures used by other companies. These non-GAAP measures have limitations as analytical tools, and these measures should not be considered in isolation or as substitutes for analysis of the Company’s results or expenses as reported under GAAP. Some of these limitations are that these measures do not reflect:

●	changes in, or cash requirements for, our working capital needs or contractual commitments;
●	our interest expense, or the cash requirements to service interest or principal payments on our indebtedness;
●	our tax expense, or the cash requirements to pay our taxes;
●	recurring, non-cash expenses of depreciation and amortization of property and equipment and definite-lived intangible assets and, although these are non-cash expenses, the assets being depreciated and amortized may have to be replaced in the future;
●	the non-cash expense of stock-based compensation, which has been, and will continue to be for the foreseeable future, an important part of how we attract and retain our employees and a significant recurring expense in our business;
●	restructuring, mergers and acquisition and integration costs, all of which are intrinsic of our acquisitive business model; and
●	impact on earnings or changes resulting from matters that we consider not to be indicative of our future operations.

EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Operating Expenses should not be considered as measures of liquidity or measures determining discretionary cash available to us to reinvest in the growth of our business or as measures of cash that will be available to us to meet our obligations. We believe that the adjustments applied in presenting EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Operating Expenses are appropriate to provide additional information to investors about certain material non-cash and other items that management believes are non-core to the underlying business of the Company.

We use these measures as performance measures as they are important metrics used by management to evaluate and understand the underlying operations and business trends, forecast future results and determine future capital investment allocations. These non-GAAP measures supplement comparable GAAP measures in the evaluation of the effectiveness of our business strategies, to make budgeting decisions, and to compare our performance against that of other peer companies using similar measures. We also believe that EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Operating Expenses are helpful supplemental measures to assist potential investors and analysts in evaluating our operating results across reporting periods on a consistent basis.

We define Free Cash Flow as net cash (used in) from operating activities, less cash used for additions to property and equipment.

We believe Free Cash Flow is an important measure of our liquidity. This measure is a useful indicator of our ability to generate cash to meet our liquidity demands. We use this measure to conduct and evaluate our operating liquidity. We believe it typically presents an alternate measure of cash flows since purchases of property and equipment are a necessary component of our ongoing operations and it provides useful information regarding how cash provided by operating activities compares to the property and equipment investments required to maintain and grow our platform. We believe Free Cash Flow provides investors with an understanding of how assets are performing and measures management’s effectiveness in managing cash.

Free Cash Flow is a non-GAAP measure and may not be comparable to similarly named measures used by other companies. This measure has limitations in that it does not represent the total increase or decrease in the cash balance for the period, nor does it represent cash flow for discretionary expenditures. This measure should not be considered as a measure of liquidity or cash flows from operations as determined under GAAP. This measure is not a measurement of our financial performance under GAAP and should not be considered in isolation or as alternative to net (loss) income or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of liquidity.

We define Net Debt as total debt outstanding consisting of current and non-current portion of long-term debt (defined as debt (excluding lease liabilities) with original contractual maturity dates of one year or greater), net of unamortized debt discount and unamortized debt issuance costs, minus cash and cash equivalents.

Net Debt is a non-GAAP measure and may not be comparable to similarly named measures used by other companies. This measure is not a measurement of our indebtedness as determined under GAAP and should not be considered in isolation or as alternative to assess our total debt or any other measures derived in accordance with GAAP or as an alternative to total debt. Management uses Net Debt to review our overall liquidity, financial flexibility, capital structure and leverage. Further, we believe that certain debt rating agencies, creditors and credit analysts monitor our Net Debt as part of their assessment of our business.

Pro Forma Financial Information

This press release includes certain pro forma financial information. The pro forma adjustments assume that the Company acquired Egencia, Ovation and DER as of January 1, 2019 and include a constant currency adjustment. The pro forma financial information is unaudited and is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the date indicated, nor is it indicative of future operating results.

Tabular Reconciliations for Non-GAAP Measures

Reconciliation of net loss to EBITDA and Adjusted EBITDA:

	Three Months Ended March 31,
($ in millions)	2022	2021
Net loss	$(91)	$(114)
Interest expense	19	11
Benefit from income taxes	(25)	(22)
Depreciation and amortization	44	34
EBITDA	(53)	(91)
Restructuring charges(a)	2	—
Integration costs(b)	9	1
Mergers and acquisitions(c)	1	3
Equity-based compensation(d)	3	—
Other adjustments, net(e)	10	(3)
Adjusted EBITDA	$(28)	$(90)

Reconciliation of total operating expenses to Adjusted Operating Expenses:

	Three Months Ended March 31,
($ in millions)	2022	2021
Total operating expenses	$446	$255
Adjustments:
Depreciation and amortization	(44)	(34)
Restructuring charges(a)	(2)	—
Integration costs(b)	(9)	(1)
Mergers and acquisitions(c)	(1)	(3)
Equity-based compensation(d)	(3)	—
Other adjustments, net(e)	(10)	(2)
Adjusted Operating Expenses	$377	$215

a)	Represents severance and related expenses due to restructuring activities.
b)	Represents expenses related to the integration of businesses acquired.
c)	Represents expenses related to business acquisitions, including potential business acquisitions, and includes pre-acquisition due diligence and related activities costs.
d)	Represents non-cash equity-based compensation expense related to the management incentive plan.
e)	Adjusted Operating Expenses excludes (i) long-term incentive plan expense of $9 million and $1 million for the three months ended March 31, 2022 and 2021, respectively and (ii) litigation and professional services costs of $1 million for each of the three months ended March 31, 2022 and 2021. Adjusted EBITDA additionally excludes (i) unrealized foreign exchange (losses) gains of $(2) million and $3 million for the three months ended March 31, 2022 and 2021, respectively, and (ii) non-service component of our net periodic pension benefit related to our defined benefit pension plans of $2 million for each of the three months ended March 31, 2022 and 2021.

Reconciliation of net cash used in operating activities to Free Cash Flow:

	Three Months Ended March 31,
($ in millions)	2022	2021
Net cash used in operating activities	$(154)	$(114)
Less: Purchase of property and equipment	(21)	(9)
Free Cash Flow	$(175)	$(123)

Reconciliation of Net Debt:

	As of
($ in millions)	March 31, 2022	December 31, 2021
Current portion of long-term debt	$3	$3
Non-current portion of long-term debt	1,020	1,020
Total debt	1,023	1,023
Less: Cash and cash equivalents	(329)	(516)
Net Debt	$694	$507

Reconciliation of Pro Forma Revenue Recovery vs. 2019:

($ in millions)	Three Months Ended March 31, 2019	Three Months Ended March 31, 2022
Revenue	$519	$350
Egencia, Ovation & DER revenue	176	—
Foreign exchange at constant currency	7	—
Pro Forma Revenue	$702	$350

Revenue Recovery vs. 2019		50%

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact contained in this communication, including market size and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “predicts,” “projects,” “should,” “could,” “would,” “may,” “will,” “continue,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Amex GBT as of the date of this communication, and may include, without limitation, changes in general economic conditions as a result of COVID-19, all of which are accordingly subject to change. Any such estimates, assumptions, expectations, forecasts, views or opinions set forth in this communication should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements contained in this communication are subject to a number of factors, risks and uncertainties, some of which are not currently known to Amex GBT. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Registration Statement. The Registration Statement identifies and addresses other important risks and uncertainties that could cause actual events and results to differ materially from expected results contained in the forward-looking statements. Most of these factors are outside Amex GBT’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against APSG or Amex GBT in connection with the Business Combination; (2) the inability to complete the Business Combination, including due to the inability to concurrently close the PIPE or due to failure to obtain approval of the shareholders of APSG; (3) the risk that the Business Combination disrupts Amex GBT’s current plans and operations; (4) the inability to achieve the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (5) costs related to the Business Combination; (6) changes in the applicable laws or regulations; (7) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (8) the impact of the global COVID-19 pandemic; and (9) other risks and uncertainties described in the Registration Statement. Amex GBT cautions that the foregoing list of factors is not exclusive and not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither APSG nor Amex GBT undertakes or accepts any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or purchase, or a solicitation of an offer to sell, buy or subscribe for, any securities in any jurisdiction, or a solicitation of any proxy, vote, consent or approval relating to the Business Combination or otherwise in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdictions.

Additional Information and Where to Find It

In connection with the proposed Business Combination, APSG has filed with the SEC the Registration Statement, containing a prospectus and a proxy statement. APSG has mailed the definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. APSG’s shareholders and other interested persons are advised to read the Registration Statement, including the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials contain, or will contain, important information about Amex GBT, APSG and the proposed Business Combination. The definitive proxy statement/prospectus and other relevant materials have been mailed to shareholders of APSG as of a record date of March 1, 2022 for voting on the proposed Business Combination. Such shareholders may obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to Apollo Strategic Growth Capital, 9 West 57th Street, 43rd Floor, New York, NY 10019, Attention: James Crossen, (212) 515-3200.

Participants in the Solicitation

APSG, Amex GBT and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of APSG with respect to the Business Combination. Information regarding APSG’s and Amex GBT’s respective directors and executive officers is contained in the Registration Statement. Free copies of the Registration Statement may be obtained as described in the preceding paragraph.